Contact: Kleyton Parkhurst, SVP
ePlus inc.
investors@eplus.com
703-984-8150

ePlus Reports Fiscal 2011 First Quarter Results

HERNDON, VA – August 5, 2010 – ePlus inc. (Nasdaq NGM: PLUS – news), a leading provider of technology solutions, today announced financial results for its fiscal first quarter ended June 30, 2010.

Revenues totaled $189.0 million, an increase of $36.6 million or 24.0%, as compared to $152.4 million in the fiscal first quarter of 2010.  Net earnings increased 147.9% to $4.7 million or $0.57 per diluted share, as compared to $1.9 million, or $0.23 per diluted share, in the fiscal first quarter of 2010.

“We achieved our fifth consecutive quarter of revenue and earnings growth in the first quarter of fiscal year 2011.  We remain cautiously optimistic about spending trends in many categories, and we will continue to service existing customers, and gain new customers, by offering a full range of technology services to meet their needs,” said Phillip G. Norton, Chairman, President and Chief Executive Officer.  “With a strong balance sheet and solid cash reserves, we are well positioned to continue to drive positive results.”

Sales of product and services totaled $175.9 million, an increase of $35.4 million or 25.2%, as compared to $140.5 million in the fiscal first quarter of 2010.  The gross margin on products and services was 14.2%, essentially flat with the same quarter last year.

Revenues generated from the combination of sales of leased equipment, lease revenues, and fee and other income totaled $13.1 million, an increase of $1.1 million or 9.5%, as compared to $12.0 million in the fiscal first quarter of 2010.  Lease revenues totaled $10.1 million, an increase of $2.1 million as compared to the same quarter last year, largely resulting from higher sales of leases as a financial asset and other lease-related income.

Selling, general, and administrative expenses, which includes professional and other fees, salaries and benefits, and general and administrative expenses, totaled $26.7 million, an increase of $3.5 million or 14.9%, as compared to $23.2 million in the fiscal first quarter of 2010.  Professional and other fees increased by $1.7 million compared to the prior year, primarily due to increased legal fees related to patent infringement litigation, partially offset by lower recruiting fees.  Salaries and benefit expenses increased $2.1 million compared to the prior year, due to higher commissions and bonuses on increased sales as well as higher headcount. As of June 30, 2010, the Company had 667 employees as compared to 657 employees as of June 30, 2009.

Interest and financing costs totaled $0.8 million, a decrease of $0.5 million compared to the fiscal first quarter of 2010.  At June 30, 2010, non-recourse notes payable totaled $46.9 million, a decrease of 37.6%, as compared to $75.1 million at June 30, 2009.

As of June 30, 2010, stockholders’ equity was $190.4 million or $23.41 per share.  Total cash and cash equivalents were $79.3 million.  During the quarter, ePlus repurchased 23,719 shares of its outstanding common stock at an average cost of $17.17 per share for a total purchase price of approximately $0.4 million.

Percentage changes stated throughout this press release are calculated based upon numbers from the Company’s financial statements (stated in thousands of dollars), not on the rounded numbers used herein.  Investors are encouraged to read the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010.  Copies are available via the Company’s Web site at http://www.eplus.com, the SEC’s Web site at http://www.sec.gov, or by contacting the Company.

Conference Call Information
The Company will host a conference call on Friday, August 6, 2010 at 11:00 a.m. (Eastern time).  The call can be accessed live over the phone by dialing (877) 870-9226, or for international callers, (973) 890-8320.  Reference code: 92289399.  A live webcast will be available via the Company’s investor relations Web site at www.eplus.com.

A replay will be available shortly after the call and can be accessed by dialing (800) 642-1687, or for international callers, (706) 645-9291.  The passcode for the replay is 92289399.  The replay will be available until August 13, 2010.  The webcast will also remain available for replay via the Company’s investor relations page of its Web site.

Forward-Looking Statements
Statements in this press release that are not historical facts may be deemed to be “forward-looking statements.”  Actual and anticipated future results may vary materially due to certain risks and uncertainties, including, without limitation, possible adverse effects resulting from the recent financial crisis in the credit markets and general slowdown of the U.S. economy such as our current and potential customers delaying or reducing technology purchases, increasing credit risk associated with our customers and vendors, reduction of vendor incentive programs, the possibility of additional goodwill impairment charges, and restrictions on our access to capital necessary to fund our operations; the demand for and acceptance of, our products and services; our ability to adapt our services to meet changes in market developments; our ability to adapt to changes in the IT industry and/or rapid change in product standards; the impact of competition in our markets; the possibility of defects in our products or catalog content data; our ability to hire and retain sufficient personnel; our ability to protect our intellectual property; our ability to consummate and integrate acquisitions; the creditworthiness of our customers; our ability to raise capital and obtain non-recourse financing for our transactions; our ability to reserve adequately for credit losses; and other risks or uncertainties detailed in our reports filed with the Securities and Exchange Commission.  All information set forth in this press release is current as of the date of this release and ePlus undertakes no duty or obligation to update this information.

About ePlus inc.

ePlus is a leading provider of technology solutions.  ePlus enables organizations to optimize their IT infrastructure and supply chain processes by delivering world-class IT products from top manufacturers, professional services, flexible lease financing, proprietary software, and patented business methods.  Founded in 1990, ePlus has more than 650 associates in 20+ locations serving federal, municipal, and commercial customers.  The Company is headquartered in Herndon, VA.   For more information, visit http://www.eplus.com, call 888-482-1122, or email info@eplus.com.

ePlus® and ePlus products referenced herein are either registered trademarks or trademarks of ePlus inc. in the United States and/or other countries.  The names of other companies and products mentioned herein may be the trademarks of their respective owners.

ePlus Reports Fiscal First Quarter 2011 Results – Page 3 of 4

ePlus inc. AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands)

	As of	As of
	June 30, 2010	March 31, 2010
ASSETS

Cash and cash equivalents	$79,334	$85,077
Accounts receivable—net	106,033	108,752
Notes receivable	5,537	1,991
Inventories—net	13,448	9,316
Investment in leases and leased equipment—net	133,448	153,553
Property and equipment—net	1,832	2,057
Other assets	29,029	27,312
Goodwill	17,573	17,573
TOTAL ASSETS	$386,234	$405,631

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable—equipment	$14,668	$40,894
Accounts payable—trade	18,361	17,501
Accounts payable—floor plan	59,456	57,613
Salaries and commissions payable	6,588	5,763
Accrued expenses and other liabilities	44,582	40,502
Income taxes payable	3,406	2,385
Recourse notes payable	102	102
Non-recourse notes payable	46,864	53,577
Deferred tax liability	1,803	1,803
Total Liabilities	195,830	220,140

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

Preferred stock, $.01 par value; 2,000,000 shares authorized; none issued or outstanding	-	-
Common stock, $.01 par value; 25,000,000 shares authorized; 11,949,351 issued and 8,132,011 outstanding at June 30, 2010 and 11,917,129 issued and 8,123,508 outstanding at June 30, 2009	119	119
Additional paid-in capital	84,805	84,100
Treasury stock, at cost, 3,817,340 and 3,793,621 shares, respectively	(43,753)	(43,346)
Retained earnings	148,910	144,197
Accumulated other comprehensive income—foreign currency translation adjustment	323	421
Total Stockholders' Equity	190,404	185,491
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$386,234	$405,631

ePlus Reports Fiscal First Quarter 2011 Results – Page 4 of 4

ePlus inc. AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except share amounts)
	Three Months Ended June 30,
	2010	2009
REVENUES

Sales of product and services	$175,893	$140,450
Sales of leased equipment	-	1,488
	175,893	141,938

Lease revenues	10,134	8,075
Fee and other income	2,978	2,407
	13,112	10,482

TOTAL REVENUES	189,005	152,420

COSTS AND EXPENSES

Cost of sales, product and services	150,991	120,571
Cost of sales, leased equipment	-	1,410
	150,991	121,981

Direct lease costs	2,670	2,548
Professional and other fees	3,527	1,817
Salaries and benefits	20,050	17,925
General and administrative expenses	3,145	3,506
Interest and financing costs	786	1,305
	30,178	27,101

TOTAL COSTS AND EXPENSES	181,169	149,082

EARNINGS BEFORE PROVISION FOR INCOME TAXES	7,836	3,338

PROVISION FOR INCOME TAXES	3,123	1,437

NET EARNINGS	$4,713	$1,901

NET EARNINGS PER COMMON SHARE - BASIC	$0.58	$0.23
NET EARNINGS PER COMMON SHARE - DILUTED	$0.57	$0.23

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC	8,123,326	8,147,685
WEIGHTED AVERAGE SHARES OUTSTANDING - DILUTED	8,306,604	8,415,531